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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. --)*

Microfield Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59536W 10 4

(Cusip Number)

Kurt A. Underwood, 1631 NW Thurman, Suite 310, Portland Oregon 97209, 503.419.3580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Form 13D
Page - 1

CUSIP No. 59536W 10 4

1.	Name of Reporting Person: Christenson Group LLC		I.R.S. Identification Nos. of above persons (entities only): 73167950

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,193,142

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 4,193,142

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,193,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.0%

14.	Type of Reporting Person (See Instructions): OO

Form 13D
Page - 2

Item 1. Security and Issuer

Issuer:	Microfield Group, Inc. 1631 NW Thurman, Suite 310 Portland, Oregon 97209
Title of Security:	Common stock

Item 2. Identity and Background

(a)	Name:	Christenson Group LLC,
an Oregon limited liability company
(b)	Principal Office:	1631 NW Thurman Street, Suite 400
Portland, Oregon 97209
(c)	Present Principal
	Business:	Ownership and management of Christenson Electric, Inc. and related service providers
(d)	Criminal Conviction:	None
(e)	Civil securities violation:	None

Item 3. Source and Amount of Funds

     Christenson Group LLC acquired 4,193,142 shares of Issuer’s stock in a triangular merger in exchange for its stock in Christenson Technology Solutions, Inc. Christenson Technology Solutions, Inc. merged into a wholly owned subsidiary of Issuer pursuant to an Agreement and Plan of Merger. The transaction was completed on September 16, 2003.

     Issuer acquired, via merger, Christenson Technology Solutions, Inc. Christenson Technology Services, Inc., merged with Issuer’s wholly owned subsidiary, CTS Acquisition Co. The transaction was a stock for stock exchange where the sole shareholder of Christenson Technology Services, Inc., acquired 4,193,142 shares of the common stock of Issuer in exchange for its stock of Christenson Technology Services, Inc. The purpose of the transaction was to expand the business and services provided by the Issuer and its subsidiaries.

Item 4. Purpose of the transaction:

(a)	Christenson Group LLC has executed a subscription agreement for the purchase of 1,071,429 shares Series 2 Preferred Stock of the corporation as part of a private capital raising transaction by the Issuer.
(b)	None.
(c)	None.
(d)	As part of the transaction discussed in Item 3 above, Kurt Underwood and Robert Jesenik were appointed to the board of directors of Microfield.
(e)	A new series of preferred stock has been authorized by the board of directors, Series 2 Preferred Stock in order to raise additional working capital for the Issuer.
(f)	None.
(g)	None.
(h)	None.
(i)	None.
(j)	None.

Form 13D
Page - 3

Item 5. Interest in Securities of the Issuer:

(a)	4,193,142 shares equaling 25.0% of the common stock outstanding of Microfield Group, Inc. Following the merger transaction discussed in Item 3, above, the total number of outstanding shares of Microfield Group, Inc., is 16,772,570 shares.
(b)	4,193,142
(c)	Christenson Group LLC acquired 4,193,142 shares of Issuer’s stock in a triangular merger in exchange for its stock in Christenson Technology Services, Inc. Christenson Technology Services, Inc. merged into a wholly owned subsidiary of Issuer pursuant to an Agreement and Plan of Merger. The transaction was completed on September 16, 2003. The per share price of the stock was $0.25, which was the trading price at the close of trading on September 15, 2003.
(d)	None
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     Christenson Group LLC owns 250,000 shares of common stock of the Issuer that are being held in escrow pursuant to an Indemnification Escrow Agreement dated September 15, 2003. The parties to this Agreement are TSI Telecommunication Services Inc., Kurt A. Underwood, Christenson Group LLC, and Issuer. In the event of an indemnification claim arising under the terms of the Agreement and Plan of Merger, the shares in escrow are subject to forfeiture to Issuer.

Item 7. Material to be Filed as Exhibits

Exhibits:
Exhibit 2:	Agreement and Plan of Merger
Exhibit 99:	Indemnification Escrow Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2003

Christenson Group LLC

By: JMW Capital Partners, Inc.

/s/ Robert Jesenik

By: Robert Jesenik, Chief Executive Officer

Form 13D
Page - 4